Mail Stop 4720

March 15, 2010

John C. Houghton
President and Chief Executive Officer
CorMedix Inc.
86 Summit Avenue, Suite 301
Summit, NJ 07901-3647

      Re: CorMedix Inc.
             Amendment No. 3 to Registration Statement on Form S-1
             Filed March 1, 2010
             File No. 333-163380

Dear Mr. Houghton:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 25

1.   Please provide us an analysis that shows the impact of each adjustment to actual stockholders' equity (deficiency) in arriving at pro forma stockholders' equity (deficiency) and the impact of each adjustment to pro forma stockholders' equity (deficiency) in arriving at pro forma "as adjusted" stockholders' equity (deficiency). Ensure that this analysis supports the amounts under the "Total Consideration" column in the table on page 28.

Statements of Operations, page F-4

2. Please provide us an analysis that supports your calculation of weighted average common shares outstanding for 2009 and 2008.

3. Please provide us an analysis that supports your calculation of pro forma basic and diluted net loss per common share. Ensure that your disclosure in Note 11 is consistent with the adjustments reflected in this analysis.

Note 8, License Agreements, page F-15

4. Please disclose the terms of the February 22, 2010 amendment to the Shiva Contribution Agreement.

Note 9, Senior Convertible Notes, page F-19

5. Please disclose the anticipated beneficial conversion feature based on the IPO price either in Note 9 or in a subsequent event note.

Note 10, Subsequent Events, page F-20

6. Please confirm that no new stock options or warrants were issued since the latest balance sheet date or provide additional disclosure.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Suzanne Hayes at (202) 551-3675, or me at (202) 551- 3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Yehuda Markovits, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022